Exhibit 99.1

Opera reports first quarter 2022 results

Both revenue and adjusted EBITDA exceeded expectations

Q1 revenue grew 39% year-over-year driven by strong product portfolio and growth in high ARPU markets

Company announced and began to implement a $50 million buyback program

Company affirms 2022 guidance for revenue growth of 22% and adjusted EBITDA growth of 90% with an 18% margin at the midpoint

Oslo, Norway, April 28, 2022 – Opera Limited (NASDAQ: OPRA), one of the world’s largest internet consumer brands with hundreds of millions of users worldwide, today announced its unaudited consolidated financial results for the quarter ended March 31, 2022.

First quarter 2022 financial highlights

	Three Months Ended March 31,		Year-over- year %
[US$ thousands, except for margins and per ADS amounts]	2021	2022	change
Revenue	51,583	71,583	38.8%

Net income (loss)	639	(9,436)	n.m.
Margin	1.2%	(13.2)%

Adjusted EBITDA (1)	4,576	7,349	60.6%
Margin	8.9%	10.3%

Adjusted net income (loss) (1)	4,607	(6,362)	n.m.
Margin	8.9%	(8.9)%

Diluted earnings per ADS, US$	0.01	(0.08)	n.m.

Diluted adjusted net income (loss) per ADS, US$ (1)	0.04	(0.05)	n.m.

(1) Please see the separate section "About non-IFRS financial measures" for the definitions of adjusted EBITDA and adjusted net income.

“Opera’s performance in 2022 is off to a great start, both as it relates to our product portfolio and in terms of monetization and financial results coming in ahead of expectations. As a segment-oriented web browser and content platform provider, we continue to see increased adoption of our products in western markets, where more and more people choose Opera over default solutions, and we maintain a very strategic and significant footprint amongst monetizable users in emerging markets”, said Co-CEO Song Lin.

“The world, and in particular the situation in Europe, is looking very different today than it did at our last quarterly release, but we find that tailwinds in our business are offsetting the monetary impacts of the war as it relates to Opera. While we are excited about the continued momentum in our business, this naturally fades in importance relative to the grave situation unfolding and the millions of people affected, including among our own staff and their families.”

First quarter and recent business highlights

●

Core search and advertising revenue grew 41% year-over-year in the first quarter, driven by the strong ARPU trend of our browser and news user base, as well as leveraging our strong advertiser demand beyond our own inventory through our Opera Ads platform.

●

Opera’s average monthly active user base was 339 million MAUs in the quarter; with a continued directional shift towards higher ARPU markets. User growth was the strongest in the Americas, this time led by North America up 15% and South America up 10%, while we continue to focus investments in emerging markets towards users that we believe will be monetizable.

●

The Opera GX gaming browser had over 16 million monthly active users across PC and mobile in the first quarter, representing a continued healthy trajectory with 14% sequential growth versus the prior quarter.

●	The beta version of the Opera Web3 browser was released as the newest addition to our family of browsers. We also announced support for most major blockchain ecosystems in the Opera wallet.
●

We sold our minority stakes in both Nanobank and Star X (formerly known as StarMaker), with the second sale happening post quarter-end. In the aggregate, the two sales represent $211 million of cash proceeds receivable with no contingencies. In addition we held $182 million of cash and marketable securities at the end of Q1, and we continue to hold our 6.44% stake in OPay.

●	During the quarter the company repurchased 569 thousand ADSs at an average price of $5.33, for a total spend of $3 million, leaving $47 million remaining under our existing buyback authorization.

Business outlook

“Due to the core revenue generation of our business scaling ahead of expectation, we exceeded the top of our guidance ranges for both revenue and adjusted EBITDA in the first quarter and we are in a position to maintain our prior full-year guidance” said CFO Frode Jacobsen. “Revenues generated from our users located in Russia, Belarus and Ukraine accounted for approximately 10% of our revenue in the past, and it is the strength of our underlying business that offsets the expected decline in this region for the year as a whole.”

For the full year of 2022, Opera expects revenue of $300 million to $310 million, representing a 22% increase at the midpoint, and adjusted EBITDA to be between $50 million and $60 million, or an 18% margin at the midpoint, versus 12% for 2021.

For the second quarter of 2022, Opera expects revenue of $71 million to $74 million, representing 21% year-over-year growth at the midpoint. Adjusted EBITDA is expected to be between $8 million and $12 million, representing a 14% margin at the midpoint.

Other updates

During the first quarter, Opera sold its 42.35% equity stake in Nanobank for $127.1 million, payable in equal installments over the next eight quarters without contingencies. This represented a $16.5 million gain realization relative to the carrying value of the fintech business Opera contributed to Nanobank in 2020 in exchange for the ownership stake obtained.

Subsequent to the close of the quarter, Opera sold its 19.35% equity stake in Star X for $83.5 million, payable in three installments without contingencies, representing a $53.5 million cash return on our $30 million investment in 2018.

In total, Opera stands to collect $211 million from these two divestments, or approximately $215 million inclusive of an interest component, of which $76 million will be collected in 2022, $93 million in 2023 and $46 million in 2024. The proceeds are discounted to their present value on our balance sheet, with only the Nanobank sale reflected as of March 31, 2022.

The present value of these transactions was also incorporated in our recently published audited financials as the most reliable fair value assessment of the former equity positions as of year-end 2021. Consequently, these sales have not affected our financial results in 2022.

Opera continues to hold an investment in OPay. We sold 29% of our equity stake in OPay in 2021 for $50 million, and our remaining shares, representing 6.44% ownership in OPay, have been classified as held for sale on our balance sheet.

First quarter 2022 consolidated financial results

All comparisons in this section are relative to the first quarter of 2021 unless otherwise stated.

Revenue increased 39% to $71.6 million in the quarter.

●	Search revenue increased by 20% to $32.0 million driven by both PC and mobile browser monetization growth.
●

Advertising revenue increased by 64% to $38.5 million, predominantly fueled by monetization growth within Opera News and our mobile browsers, as well as our audience extension supported by the Opera Ads platform.

●	Technology licensing and other revenue was $1.1 million.

Operating expenses increased by 33% to $70.4 million.

●

Combined technology and platform fees, content cost and cost of inventory sold was $8.0 million, or 11% of revenue, compared to 4% of revenue in the year-ago quarter. The increase was fueled by our audience extension that carries insignificant other incremental expenses.

●

Personnel expenses, including share-based remuneration, were $16.4 million, a 4% reduction. This expense consists of cash-based compensation expense of $14.5 million, a 9% decrease year-over-year, or 3% sequential increase versus the prior quarter. Share-based remuneration expense was $1.9 million.

●	Marketing and distribution expenses were $34.1 million, an increase of 46% year-over-year, or 14% sequentially versus the prior quarter.
●	Depreciation and amortization expenses were $3.6 million, a 29% decrease, predominantly related to completed amortizations in connection with acquired intangible assets.
●

All other operating expenses were $8.2 million, a 51% increase predominantly driven by advisory services and a non-recurring and non-cash accounting effect of the divestment of Nanobank, as we reclassified our accumulated share of Nanobank's foreign currency translation differences from the Statement of Comprehensive Income to the Statement of Operations.

Operating profit was $1.3 million compared to an operating loss of $1.5 million in the first quarter of 2021.

Other items in the quarter include a finance expense of $9.9 million associated with value fluctuations on our marketable securities.

Income tax expense was $0.6 million in the quarter.

Net loss was $9.4 million. This compared to a net income of $0.6 million in the first quarter of 2021.

Net loss per ADS was $0.08 in the quarter. Each ADS represents two shares in Opera Limited. In the quarter, the average number of shares outstanding was 231.6 million, corresponding to 115.8 million ADSs.

Adjusted EBITDA was $7.3 million, representing a 10% margin, compared to adjusted EBITDA of $4.6 million in the first quarter of 2021. Adjusted EBITDA excludes share-based remuneration and non-recurring expenses, as well as other income and discontinued operations.

Adjusted net loss was $6.4 million in the quarter, compared to adjusted net income of $4.6 million in the first quarter of 2021. Adjusted net income excludes share-based remuneration, non-recurring expenses, discontinued operations and amortization of intangible assets related to acquisitions.

Adjusted net loss per ADS was $0.05 in the quarter.

We have posted Opera’s unaudited financial historical results by quarter since 2019 at https://investor.opera.com.

Conference call

Opera’s management will host a conference call to discuss the first quarter 2022 financial results on Thursday, April 28th at 8:00 am Eastern Time (EST) (2:00 PM Central European Time, 8:00 PM Beijing/Hong Kong time). Listeners may access the call by dialing the following numbers:

United States: +1 800-895-3361

China: +10-800-714-1507 or +10-800-140-1382

Hong Kong: +80-090-1494

Norway: +47 80-01-3780

United Kingdom: +44 0-808-101-1183

International: +1 785-424-1744

Confirmation Code: OPRAQ122

A live webcast of the conference call will be posted at https://investor.opera.com.

We will be tweeting highlights from our prepared remarks. Please follow along @InvestorOpera.

About non-IFRS financial measures

To supplement our consolidated financial statements, which are prepared and presented based on IFRS, we use adjusted EBITDA and adjusted net income, both non-IFRS financial measures, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), net finance expense (income), share of net loss (income) of equity-accounted investees, fair value loss (gain) from investments, depreciation and amortization, impairment of non-financial assets, impairment of equity-accounted investees, share-based remuneration, credit loss expense related to divested joint venture, non-recurring expenses, less other operating income and (profit) loss from discontinued operations.

We define adjusted net income (loss) as net income (loss) excluding share-based remuneration, amortization cost related to acquired intangible assets, amortization of Nanobank intangible assets, credit loss expense related to divested joint venture and other non-recurring expenses, and (profit) loss from discontinued operations, adjusted for the associated tax benefit related to such items.

We believe that adjusted EBITDA and adjusted net income provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS. Please refer to our financial statements at the end of this announcement for a table reconciling our non-IFRS financial measures to net income (loss), the most directly comparable IFRS financial measure.

Safe harbor statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company and its investees’ future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “intend,” “seek,” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company, its investees, and the industry in which they operate. Potential risks and uncertainties include, but are not limited to, those relating to: the duration and development of the conflict in Ukraine and the COVID-19 pandemic, as well as resulting changes in consumer behaviors; the outcome of regulatory processes or litigation; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company’s expectations regarding demand for and market acceptance of its brands, platforms and services; Company’s expectations regarding growth in its user base, user retention and level of engagement; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies, products and services and/or upgrade its existing technologies, products and services; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which the Company has business. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a global web innovator. Opera's browsers, gaming, Web3 and news products are the trusted choice of hundreds of millions of users worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA). Download the Opera browser from www.opera.com.

Learn more about Opera at www.investor.opera.com or on Twitter @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com

For media enquiries, please contact: press-team@opera.com

Unaudited consolidated statement of operations

	Three Months Ended March 31,
[US$ thousands, except per ADS and share amounts]	2021	2022
Revenue	51,583	71,583
Other operating income	58	172
Operating expenses:
Technology and platform fees	(873)	(1,219)
Content cost	(845)	(1,044)
Cost of inventory sold	(446)	(5,785)
Personnel expenses including share-based remuneration	(17,096)	(16,428)
Marketing and distribution expenses	(23,357)	(34,140)
Credit loss expense	14	(43)
Depreciation and amortization	(5,037)	(3,590)
Non-recurring expenses	-	(708)
Other operating expenses	(5,460)	(7,456)
Total operating expenses	(53,099)	(70,413)
Operating profit (loss)	(1,457)	1,342
Share of net loss of equity-accounted investees	(145)	(6)
Net finance income (expense):
Finance income	1,717	155
Finance expense	(442)	(9,947)
Net foreign exchange gain (loss)	139	(372)
Net finance income (expense)	1,413	(10,164)
Loss before income taxes	(189)	(8,828)
Income tax (expense) benefit	828	(608)
Net income (loss) attributable to owners of the parent	639	(9,436)

Weighted average number of ordinary shares outstanding:
Basic, millions (1)	230.25	231.63
Diluted, millions (2)	232.69	232.05

Earnings per ADS and per share for net income (loss):
Basic earnings per ADS, US$	0.01	(0.08)
Diluted earnings per ADS, US$	0.01	(0.08)
Basic earnings per share, US$	0.00	(0.04)
Diluted earnings per share, US$	0.00	(0.04)

(1)	As of March 31, 2022, the total number of shares outstanding for Opera Limited was 230,710,528, equivalent to 115,355,264 ADSs.

(2)	Includes the net dilutive impact of employee equity awards, all of which are dilutive.

Unaudited consolidated statement of comprehensive income

	Three Months Ended March 31,
[US$ thousands]	2021	2022
Net income (loss)	639	(9,436)
Other comprehensive income (loss):
Items that may be reclassified to the Statement of Operations in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(1,316)	(768)
Reclassification of share of other comprehensive income (loss) of equity-accounted investees	-	708
Other comprehensive loss	(1,316)	(60)
Total comprehensive loss attributable to owners of the parent	(677)	(9,496)

Unaudited consolidated statement of financial position

	As of December 31,	As of March 31,
[US$ thousands]	2021	2022
Assets:
Property and equipment	12,263	10,977
Intangible assets	103,627	102,814
Goodwill	430,378	430,121
Non-current receivables from sale of investments	-	58,688
Non-current investments and financial assets	2,883	2,823
Deferred tax assets	2,323	2,327
Total non-current assets	551,475	607,751

Trade receivables	43,864	43,341
Current receivables from sale of investments	-	61,623
Other current receivables	18,538	3,473
Prepayments	9,192	7,676
Marketable securities	78,135	64,566
Cash and cash equivalents	102,876	117,786
Total cash, cash equivalents, and marketable securities	181,011	182,352
Assets held for sale	288,379	168,068
Total current assets	540,986	466,533
Total assets	1,092,460	1,074,284

Equity:
Share capital	24	24
Other paid in capital	764,381	761,336
Retained earnings	249,155	241,686
Foreign currency translation reserve	(520)	(580)
Total equity attributable to owners of the parent	1,013,039	1,002,466

Liabilities:
Non-current lease liabilities and other loans	2,081	1,332
Deferred tax liabilities	6,532	6,288
Other non-current liabilities	23	27
Total non-current liabilities	8,635	7,646

Trade and other payables	38,378	47,917
Current lease liabilities and other loans	11,427	3,291
Income tax payable	763	1,523
Deferred revenue	1,092	2,594
Other current liabilities	19,125	8,846
Total current liabilities	70,786	64,172
Total liabilities	79,421	71,818
Total equity and liabilities	1,092,460	1,074,284

Unaudited consolidated statement of changes in equity

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity attributable to owners of the parent
As of December 31, 2020	24	765,129	287,246	1,343	1,053,743
Net income	-	-	639	-	639
Other comprehensive loss	-	-	-	(1,316)	(1,316)
Total comprehensive loss	-	-	639	(1,316)	(677)
Acquisition of treasury shares	-	(749)	-	-	(749)
Share-based remuneration	-	-	733	-	733
As of March 31, 2021	24	764,381	288,618	27	1,053,049

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity attributable to owners of the parent
As of December 31, 2021	24	764,381	249,155	(520)	1,013,039
Net loss	-	-	(9,436)	-	(9,436)
Other comprehensive loss	-	-	-	(60)	(60)
Total comprehensive loss	-	-	(9,436)	(60)	(9,496)
Acquisition of treasury shares	-	(3,045)	-	-	(3,045)
Share-based remuneration	-	-	1,967	-	1,967
As of March 31, 2022	24	761,336	241,687	(580)	1,002,466

Unaudited consolidated statement of cash flows

	Three Months Ended March 31,
[US$ thousands]	2021	2022
Cash flow from operating activities:
Net loss before income taxes	(189)	(8,828)
Adjustments to reconcile profit before income taxes to net cash flows:
Share-based payment expense	733	1,967
Depreciation and amortization	5,037	3,590
Share of net loss of equity-accounted investees	145	6
Net finance income (expense)	(1,275)	10,164
Other adjustments	(42)	(482)
Changes in working capital:
Change in trade and other receivables	214	711
Change in prepayments	3,162	510
Change in inventories	3	(586)
Change in loans to customers	(12)	1
Change in trade and other payables	6,816	9,538
Change in deferred revenue	168	1,502
Change in other liabilities	(6,725)	(5,337)
Income taxes received (paid)	(759)	707
Net cash flow from operating activities	7,275	13,464
Cash flow from investment activities:
Purchase of equipment	(1,023)	(116)
Development expenditure	(852)	(842)
Acquisition of subsidiary, net of cash acquired	(9,008)	-
Net sale of listed equity instruments	13,917	6,797
Interest income received	6	2
Net cash flow from investing activities	3,039	5,841
Cash flows from financing activities:
Acquisition of treasury shares	(748)	(3,045)
Proceeds from loans and borrowings	1,147	-
Interests on loans and borrowings	(79)	(69)
Repayment of loans and borrowings	-	(89)
Payment of lease liabilities	(1,060)	(996)
Net cash flow used in financing activities	(740)	(4,199)
Net change in cash and cash equivalents	9,575	15,108
Cash and cash equivalents at beginning of period	134,168	102,876
Net foreign exchange difference	(446)	(199)
Cash and cash equivalents at end of period	143,297	117,786

Financial details by business area

The tables below specify the contribution by each business area:

[US$ thousands]	Three Months Ended March 31, 2021
Business area	Browser and News	Other	Total
Revenue categories:
Search	26,725	-	26,725
Advertising	22,763	687	23,430
Technology licensing and other revenue	-	1,428	1,428
Total revenue	49,488	2,095	51,583
Direct expenses:
Technology and platform fees	(719)	(153)	(873)
Content cost	(834)	(11)	(845)
Cost of inventory sold	-	(446)	(446)
Marketing and distribution expenses	(23,165)	(192)	(23,357)
Credit loss expense	46	(32)	14
Total direct expenses	(24,672)	(834)	(25,506)
Contribution by business area	24,816	1,261	26,077

[US$ thousands]	Three Months Ended March 31, 2022
Business area	Browser and News	Other	Total
Revenue categories:
Search	32,027	-	32,027
Advertising	38,444	7	38,451
Technology licensing and other revenue	348	758	1,106
Total revenue	70,818	765	71,583
Direct expenses
Technology and platform fees	(1,219)	-	(1,219)
Content cost	(1,044)	(0)	(1,044)
Cost of inventory sold	(5,785)	-	(5,785)
Marketing and distribution expenses	(34,042)	(98)	(34,140)
Credit loss expense	(47)	3	(43)
Total direct expenses	(42,137)	(94)	(42,231)
Contribution by business area	28,681	671	29,352

Personnel expenses including share-based remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration:

[US$ thousands]	Three Months Ended March 31,
Personnel expenses including share-based remuneration	2021	2022
Personnel expenses excluding share-based remuneration	16,041	14,546
Share-based remuneration, including related social security costs	1,054	1,882
Total personnel expenses including share-based remuneration	17,096	16,428

Other operating expenses

The table below specifies the nature of other expenses:

[US$ thousands]	Three Months Ended March 31,
Other operating expenses	2021	2022
Hosting	1,843	2,238
Audit, legal and other advisory services	1,496	3,002
Software license fees	414	469
Rent and other office expense	866	882
Travel	79	150
Other	763	714
Total other operating expenses	5,460	7,456

Non-IFRS financial measures

	Three Months Ended March 31,
[US$ thousands, except per share and ADS amounts]	2021	2022
Reconciliation of net income (loss) to adjusted EBITDA:
Net income (loss)	639	(9,436)
Add: Income tax expense (benefit)	(828)	608
Add: Net finance expense (income)	(1,413)	10,164
Add: Share of net loss of equity-accounted investees	145	6
Add: Depreciation and amortization	5,037	3,590
Add: Share-based remuneration	1,054	1,882
Add: Non-recurring expenses	-	708
Less: Other operating income	(58)	(172)
Adjusted EBITDA	4,576	7,349

Reconciliation of net income (loss) to adjusted net income:
Net Income (loss)	639	(9,436)
Add: Share-based remuneration	1,054	1,882
Add: Amortization of acquired intangible assets	1,571	645
Add: Amortization of Nanobank intangible assets (1)	1,759	-
Add: Non-recurring expenses	-	708
Income tax adjustment (2)	(416)	(161)
Adjusted net income (loss)	4,607	(6,362)

Adjusted net income (loss) per ADS and per share:
Basic adjusted net income (loss) per ADS, US$	0.04	(0.05)
Diluted adjusted net income (loss) per ADS, US$	0.04	(0.05)
Basic adjusted net income (loss) per share, US$	0.02	(0.03)
Diluted adjusted net income (loss) per share, US$	0.02	(0.03)

(1) The amortization of Nanobank intangible assets was included in the line "Share of net loss of equity-accounted investees".

(2) Reversal of tax benefit related to the social security cost component of share-based remuneration and deferred taxes on the amortization of acquired intangible assets.